AMENDMENT

TO

INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT is made as of the 26th day of February, 2015, by and between Mason Street Advisors, LLC (the “Adviser”) and T. Rowe Price Associates, Inc. (the “Sub-Adviser”).

WHEREAS, the Adviser and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated August 6, 2014 (the “Agreement”) relating to the Northwestern Mutual Series Fund, Inc.’s Short-Term Bond Portfolio; and

WHEREAS, the Adviser and the Sub-Adviser wish to amend the Agreement to provide for a two-year initial term of the Agreement as permitted by the Investment Company Act of 1940, as amended.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Section 9 to the Agreement shall be modified by deleting the text set forth therein and replacing it with the following:

9. Term and Termination. This Agreement shall become effective upon the date first above written, provided that this Agreement shall not take effect unless it has first been approved in conformance with the 1940 Act. Unless earlier terminated as provided herein, this Agreement shall continue in effect for a period of two years from its effective date. Thereafter, this Agreement shall continue in effect from year to year, subject to the termination provisions and all other terms and conditions hereof, so long as continuance is specifically approved at least annually in conformance with the 1940 Act; provided, however, that this Agreement may be terminated (a) by the Portfolio at any time, without the payment of any penalty, by the vote of a majority of the Portfolio’s directors or by the vote of a majority of the outstanding voting securities of the Portfolio, (b) by the Adviser at any time, without the payment of any penalty, on 60 days’ written notice to the other party, or (c) by the Sub-Adviser at any time, without the payment of any penalty, on 60 days’ written notice to the other party. This Agreement shall terminate automatically upon any termination of the Advisory Agreement. This Agreement shall terminate automatically and immediately in the event of its assignment. As used in this Section 9, the terms “assignment” and “vote of a majority of the outstanding voting securities” shall have the respective meanings set forth in the 1940 Act and the rules and regulations thereunder, subject to such Exemptive Orders or other exceptions as may be granted by the Commission under the 1940 Act.

2. Except as modified by this Amendment, the Agreement shall remain in full force and effect, and it is hereby ratified and confirmed.

3. This Amendment may be executed in two or more counterparts, all of which when taken together shall constitute one instrument.

IN WITNESS WHEREOF, each party has caused this Amendment to be signed below by a duly authorized officer with full power and authority to execute this Amendment.

T. ROWE PRICE ASSOCIATES, INC.		MASON STREET ADVISORS, LLC

By:	/s/ SAVONNE FERGUSON	By:	/s/ KATE M. FLEMING
Name:	Savonne Ferguson	Name:	Kate M. Fleming
Title:	Vice President	Title:	President